May 8, 2013
Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:    Ms. Linda Cvrkel
Ms. Effie Simpson
Re:    Live Nation Entertainment, Inc.
Form 10-K for the year ended December 31, 2012
Filed February 26, 2013
File No. 001-32601

Ms. Cvrkel and Ms. Simpson:
Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated April 29, 2013 with respect to the Company’s Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”). For your convenience, the comments provided by the Staff have been included herein together with Live Nation’s response.
In Live Nation’s responses, the Company has agreed to change or supplement the disclosures in its future filings.  The Company is doing that in the spirit of cooperation with the Staff, and not because the Company believes that its prior filings are materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.
The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

Brian J. Capo
Senior Vice President and Chief Accounting Officer
cc:    Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview, page 4

Comment 1: We note your response to our prior comment 1 but do not believe that your response adequately addressed the concerns raised in our prior comment. Please note that we believe the Executive Overview section is intended to provide the key highlights of your results of operations to an investor. By discussing only the aspects of the business that showed improvement, this section does not give an investor a balanced discussion of your results of operations or the factors which resulted in changes in your results of operations. Although we do not expect you to repeat information already included in detail in Results of Operations or other MD&A sections, we believe you should mention any factors that negatively contributed to results of operations in order to provide a fair and balanced overview. Given the fact that despite the revenue increase in 2012, operating income and net income significantly decreased from their prior period, we believe this section should be enhanced to discuss the increases in depreciation and amortization and income taxes and their impact to your results of operations, in order for an investor to gain an understanding as to why your operating income and net earnings decreased from the prior period, without duplicating the details that are provided in other sections of MD&A. Please confirm that you will revise future filings accordingly.

Response: The Company appreciates the clarity provided as to the SEC’s expectations regarding the Executive Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. In future filings, the Company will ensure that this section highlights not only the key drivers for the business, but also any factors that negatively contributed to its results of operations during the periods presented.

Consolidated Statements of Operations, page 68
Consolidated Statements of Changes in Stockholders’ Equity, page 70

Comment 2: We note from your response to our prior comment number 4 that net income attributable to non-controlling interests in the Company’s Consolidated Statements of Operations also include net income (loss) attributable to redeemable non-controlling interests which are reported outside of permanent equity. Please revise the notes to your financial statements to include a reconciliation of the beginning and end of the period equity or net assets associated with the redeemable non-controlling interests. Refer to the guidance outlined in ASC 810-10-50-1A.

Response: A separate reconciliation from the beginning to end of period equity or net assets associated with the redeemable noncontrolling interests was included in the Company’s Consolidated Statements of Changes in Stockholders’ Equity on pages 70-71 of the Company’s 2012 Form 10-K, as required by the referenced literature.  In future filings, the Company will revise the format of its Consolidated Statements of Changes in Stockholders’ Equity to reflect the reconciliation of equity or net assets associated with redeemable noncontrolling interests to the right of the total column so it is clear that the redeemable noncontrolling interest balances are reported outside of permanent equity and are not included in the total column of that statement.
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